UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ivany Mining Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

465819100

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

FGS Advisors, LLC

152 West 57th Street, 24th Floor

New York, New York 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 465819100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Global Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 20,000,000
9. Sole Dispositive Power
10. Shared Dispositive Power 20,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 42.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 465819100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 20,000,000
9. Sole Dispositive Power
10. Shared Dispositive Power 20,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 42.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 465819100

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Passin
Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
SEC Use only
Source of funds (See Instructions) OO
Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 20,000,000
9. Sole Dispositive Power
10. Shared Dispositive Power 20,000,000

Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
Percent of Class Represented by Amount in Row (11) 42.5%
Type of Reporting Person (See Instructions) IN

CUSIP NO. 465819100

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Sawikin
Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
SEC Use only
Source of funds (See Instructions) OO
Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 20,000,000
9. Sole Dispositive Power
10. Shared Dispositive Power 20,000,000

Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
Percent of Class Represented by Amount in Row (11) 42.5%
Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends and corrects the Statement on Schedule 13D originally filed on September 10, 2009 (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”) of Ivany Mining Inc., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 8720 A Rue Du Frost, St. Leonard, Quebec, Canada H1P 2Z5.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 20,000,000 shares of Common Stock (the “Shares”), which includes 10,000,000 shares of Common Stock issuable upon the exercise of warrants. The holdings of the Reporting Persons represent 42.5% of Issuer’s total outstanding Common Stock (including 10,000,000 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Persons), and they share voting and dispositive power over the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The warrants that were disclosed on the Schedule 13D as having been adjusted according to their terms were, upon further scrutiny, not adjusted. The Reporting Persons therefore beneficially own warrants for the purchase of up to 10,000,000 shares of Common Stock at a price of $0.10 per share (and not, as disclosed on the Schedule 13D, 20,000,000 shares), at any time prior to June 22, 2012.

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Mr. Passin, Mr. Sawikin, and FGS expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, or FGS is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2009	FGS Advisors, LLC

/s/ James Passin
	Name:	James Passin
	Title:	Principal

Firebird Global Master Fund, Ltd.

/s/ James Passin
	Name:	James Passin
	Title:	Director

/s/ James Passin
	Name:	James Passin

/s/ Harvey Sawikin
	Name:	Harvey Sawikin